SUB-ITEM 77D: Policies with respect to security investments

Effective January 29, 2007, the ICON Covered Call Fund changed it's name to the ICON Income Opportunity Fund.
The investment objective remains the same, but the portfolio's investment policy was changed as follows:

The ICON Income Opportunity Fund ("Fund") will normally invest in equity securities traded in U.S. markets, options on equity securities and securities indices.
The Fund may also purchase exchange traded funds and other derivatives. Equity securites the Fund may invest in include common stocks and preferred stocks of companies of any market capitalization. The Fund's positions may also include equity securities of foreign issuers that are traded in U.S. markets.